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December 30, 2005

Graco Inc.
88 11th Avenue Northwest
Minneapolis MN 55413

Attention: Janel W. French

Re:

Promissory Note from Graco Inc. ("Borrower" to Wachovia Bank, National Association ("Wachovia") in the original principal amount of $50,000,000.00 dated December 31, 2004, including any amendments (the "Note").

Obligor # 000004151380481	Obligation # 000000000000166

Dear Janel:

Wachovia has agreed to extend the term of the Note, which will mature or has matured on December 30, 2005. Accordingly, this letter shall constitute Wachovia’s agreement and formal notice to you, as follows:

Extension. Wachovia hereby extends, on the same terms and conditions as presently in effect (adjusted only by a lower Facility Fee and Libor Spread extended by Wachovia for the benefit of the Borrower), the maturity of the Note to March 31, 2006, at which time the outstanding principal balance, accrued interest and all other amounts due under the Note shall become due and payable. All periodic payments required under the Note shall be made during the extension period.

Facility Fee and Libor Spread. The Facility Fee and Libor Spread charged to the Borrower between December 30, 2005 and the maturity of the Note shall equal .07% and .33% respectively.

No Other Changes: Extension of the maturity date along with the lower Facility Fee and Libor Spread as stated herein constitute the only changes to the Note. Except as extended by this letter, the Note and all other Loan Documentation (as defined in the Note) shall continue in full force and effect. Should you have any questions, do not hesitate to call.

Very truly yours,

Wachovia Bank, National Association

By:	/s/Patrick D. Finn Patrick D. Finn Managing Director